UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           CHINDEX INTERNATIONAL, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    169467107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  169467107                                           Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  NEON LIBERTY CAPITAL MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          341,690
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         341,690
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    341,690

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.35%

12       Type of Reporting Person (See Instructions)

                                    OO

                                                               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Chindex International, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  7201 Wisconsin Avenue, Bethesda, MD 20814

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Neon Liberty Capital Management LLC ("Neon Liberty," and/or the "Reporting Person"):

                  This statement relates to Shares (as defined herein) held for the accounts of various Delaware limited partnerships (the "Domestic Partnerships") and offshore companies (the "International Companies"). Neon Liberty serves as the investment manager of each of the Domestic Partnerships and International Companies and, by virtue of such positions, may be deemed to have beneficial ownership of the Shares held by the Domestic Partnerships and the International Companies. The managers of Neon Liberty are Messrs. Satyen Mehta, Alejandro Baez-Sacasa and Fang Zheng (collectively, the "Managers"). Investment decisions with respect to the portfolio securities of Neon Liberty, including the Shares, are made upon a majority vote of such Managers. As a result, none of the Managers may individually be deemed to be a beneficial owner of the Shares.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 230 Park Avenue, Suite 865, New York, NY 10169.

Item 2(c)         Citizenship:

                  Neon Liberty is a Delaware limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  169467107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof, Neon Liberty may be deemed to be the beneficial owner of 341,690 Shares held for the accounts of the Domestic Partnerships and the International Companies. This number of Shares consists of

                                                               Page 4 of 6 Pages

A) 82,000 Shares held for the accounts of the Domestic Partnerships and B) 259,690 Shares held for the accounts of the International Companies.

Item 4(b)         Percent of Class:

                  The number of Shares of which Neon Liberty may be deemed to be the beneficial owner currently constitutes 7.35% of the total number of Shares outstanding (based upon information provided by the Issuer in its most quarterly report on Form 10-Q, the number of Shares outstanding was 4,648,046 as of January 24, 2005).

Item 4(c)         Number of shares as to which such person has:

  Neon Liberty
  ------------
  (i)     Sole power to vote or direct the vote:                         341,690
  (ii)    Shared power to vote or to direct the vote                           0
  (iii)   Sole power to dispose or to direct the disposition of          341,690
  (iv)    Shared power to dispose or to direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  The partners of the Domestic Partnerships have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Domestic Partnerships in accordance with their respective partnership interests in the Domestic Partnerships.

                  The shareholders of the International Companies have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the International Companies in accordance with their respective ownership interests in the International Companies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 6 Pages

Item 10.          Certification:

                  By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 25, 2005                 NEON LIBERTY CAPITAL MANAGEMENT LLC


                                        By: /s/ Alejandro Baez-Sacasa
                                           ---------------------------------
                                           Name:  Alejandro Baez-Sacasa
                                           Title: Secretary